Exhibit 21

Company Name	Domicile
Everlake Private Fund I Holding, LLC	Delaware
Everlake Private Fund I, LLC	Delaware
ELIC Reinsurance Company	South Carolina
Everlake Assignment Company	Nebraska
Everlake Distributors, LLC	Delaware
Everlake International Assignments, Ltd.	Delaware
Everlake Settlement Corporation	Nebraska
Everlake Assurance Company	Illinois